

January 4, 2013

<u>Via E-mail</u>
Scott F. Smith, Esq.
Covington & Burling LLP
620 Eighth Avenue
New York, NY 10018-1405

      Re: SandRidge Energy, Inc.
              Preliminary Consent Revocation Statement on Schedule 14A
              Filed December 27, 2012
              Soliciting material filed pursuant to Exchange Act Rule 14a-12
              Filed December 21, 2012
              File No. 001-33784

Dear Mr. Smith:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the consent revocation statement, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the consent revocation statement listed above unless otherwise indicated.

1.   We note the disclosure in the soliciting material filed on December 21, 2012 regarding the Company's receipt of written consents from a stockholder of record, dated December 19, 2012. Given that TPG-Axon had not yet filed a consent statement disclosing its three proposals and identifying its nominees and had not yet furnished the Company's stockholders with a consent card relating to its three proposals, please advise us why the Company believes it appropriate to conclude that the stockholder communication received by the Company constituted written consents to TPG-Axon's consent solicitation. Include in your response letter (i) a detailed legal analysis supporting the Company's conclusion, (ii) the identity of the stockholder of record who submitted the written consent and (iii) the number of shares of Company stock beneficially held by such stockholder. If the stockholder of record is an entity, please identify the natural person or persons who have voting and investment power over the shares. Also tell us in

your response letter whether such natural person is an affiliate of the Company or a "related person," as that term is defined in the Instructions to Item 404(a) of Regulation S-K. Please also provide us a copy of the written consents.

2.   Revise the disclosure to advise stockholders that, notwithstanding the date of any TPG-Axon consent statement furnished to such stockholders or the date that any consent furnished by TPG-Axon to stockholders is first delivered to the Company, the Company has determined that it will not count any consents delivered to the Company after the date that is 60 days after December 19, 2012. Disclose that specific date.

Reasons to Reject the TPG-Axon Consent Proposals, page 4

3.   Please provide support for the statement appearing here and elsewhere in the disclosure that TPG-Axon is "an opportunistic investor with short-term interests."

4.   In the last sentence on the bottom of page 4 the Company indicates that stockholders should reject the TPG-Axon Consent because "TPG-Axon is not experienced in controlling or running an operating business." Provide support for such statement. In addition, since TPG-Axon Group Nominees, and not TPG-Axon itself, would serve on the board of directors, this statement does not appear relevant to this section's heading. Please revise the disclosure to indicate that the TPG-Axon Group Nominees, and not TPG-Axon, will serve on the board of directors if elected. Also explain in the disclosure why TPG-Axon's experience in controlling or running an operating company is relevant to a stockholder's voting decision regarding the removal of the Company's directors and their replacement with TPG-Axon Group Nominees.

5.   Revise the disclosure to describe the strategic plan referenced at the top of page 5 and explain why the Company believes it will deliver long-term value to stockholders.

6.   Refer to the fifth bullet point on the top of page 5. Revise the disclosure to explain why the vesting of restricted shares would "jeopardize the Company's ability to retain its management and operating personnel." It is unclear if this statement is suggesting key management and operating personnel would voluntarily terminate their employment with the Company following a change of control or only that the Company would have to create other incentives to retain such individuals.

The TPG-Axon Consent Solicitation is an attempt…, page 5

7.   Refer to the last sentence of the second bullet point in this section. Please revise the disclosure to support the statement that the TPG-Axon Group "may have different interests from, and [sic] in conflict with, the best interests of all of the Company's stockholders" given that (i) the group includes the TPG-Axon Group Nominees, who, according to TPG-Axon's consent statement, will all be considered independent directors of the Company under the Company's Corporate Governance Guidelines, under applicable NASDAQ rules and under Item 407(a) of Regulation S-K, (ii) six of the seven

nominees do not currently have or have ever had any business or financial ties to TPG-Axon or any of its affiliated funds and (iii) all of the nominees are subject to the same fiduciary duties under Delaware General Corporation Law as the current Company's directors.

8.   Refer to our preceding comment and the fourth bullet point in this section. Please revise the last sentence to indicate that the TPG-Axon Group Nominees, and not TPG-Axon, will serve on the board of directors, if elected, and explain why TPG-Axon's experience in controlling or running an operating company is relevant to a stockholder's voting decision regarding the removal of the Company's directors and their replacement with TPG-Axon Group Nominees.

The Board believes that the TPG-Axon Group Nominees are not in a position…, page 6

9.   Refer to the third bullet point in this section. Please revise the disclosure to support the statement that the TPG-Axon Group "has no duty to act in the best interests of the Company's stockholders" given that (i) the group includes the TPG-Axon Group Nominees, who, according to TPG-Axon's consent statement, will all be considered independent directors of the Company under the Company's Corporate Governance Guidelines, under applicable NASDAQ rules and under Item 407(a) of Regulation S-K, (ii) six of the seven nominees do not currently have or have ever had any business or financial ties to TPG-Axon or any of its affiliated funds and (iii) all of the nominees are subject to the same fiduciary duties under Delaware General Corporation Law as the current Company directors. If the Company intended to refer to TPG-Axon as opposed to the TPG-Axon Group, please revise the disclosure to explain why TPG-Axon's lack of "duty to act in the best interests of the Company's stockholders" is relevant to this section's subheading or relevant to a stockholder's voting decision with respect to the TPG-Axon Group Nominees, who *do* have such duties.

The approval of the TPG-Axon Consent Proposals…, page 7

10.   Refer to the second bullet point in this section. Revise the disclosure to clarify what is meant by the phrase "potential mandatory" refinancing. How is this different than "mandatory refinancing?" Does a possibility exist that the creditors would not require refinancing upon a change of control? If so, under what circumstances would refinancing not be required?

11.   Refer to the third bullet point in this section. Quantify the "significant cash payments" and disclose whether such payments are material. If so, please explain why the Company considers the amounts material.

12.   Refer to the last bullet point in this section. Revise to explain why this last point is a reason to reject the TPG-Axon consent proposals.

When Should I return my Consent Revocation Card? Page 11

13.   Revise this section to specify the date by which consents must be received in order to be counted.

Effectiveness of the Consents, page 12

14.   Revise this section to specify the date by which consents must be received in order to be counted.

Solicitation of Consent Revocations, page 13

15.   Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting consents must be filed under cover of Schedule 14A on the date of first use. Refer to Rules 14a-6(b) and (c). Please confirm your understanding.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management are in possession of all facts relating to a Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions